UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.__ ) *


                             Williams Controls, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   969465-60-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 10, 2007
--------------------------------------------------------------------------------
                  (Date of Event Which Requires Filing of this
                                   Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 pages

CUSIP No.     969465-60-8
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.       Lane Five Partners LP

     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power               376,241
Shares Bene-            --------------------------------------------------------
ficially                6.   Shared Voting Power             0
owned                   --------------------------------------------------------
by Each                 7.   Sole Dispositive Power          376,241
Reporting               --------------------------------------------------------
Person With:            8.   Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     376,241
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                                Page 2 of 9 pages

CUSIP No.     969465-60-8
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.       Lane Five Capital Management LP

     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power               376,241
Shares Bene-            --------------------------------------------------------
ficially                6.   Shared Voting Power             0
owned                   --------------------------------------------------------
by Each                 7.   Sole Dispositive Power          376,241
Reporting               --------------------------------------------------------
Person With:            8. Shared Dispositive Power          0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     376,241
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                                Page 3 of 9 pages

CUSIP No.     969465-60-8
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.  Lane Five Capital Management, LLC

     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Maryland
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power               376,241
Shares Bene-            --------------------------------------------------------
ficially                6.   Shared Voting Power             0
owned                   --------------------------------------------------------
by Each                 7.   Sole Dispositive Power          376,241
Reporting               --------------------------------------------------------
Person With:            8.   Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     376,241
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

                                Page 4 of 9 pages

CUSIP No.     969465-60-8
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.       Lane Five Partners GP LLC

     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power               376,241
Shares Bene-            --------------------------------------------------------
ficially                6.   Shared Voting Power             0
owned                   --------------------------------------------------------
by Each                 7.   Sole Dispositive Power          376,241
Reporting               --------------------------------------------------------
Person With:            8.   Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     376,241
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

                               Page 5 of 9 pages

CUSIP No.     969465-60-8
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.      Lisa O'Dell Rapuano

     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power               376,241
Shares Bene-            --------------------------------------------------------
ficially                6.   Shared Voting Power             0
owned                   --------------------------------------------------------
by Each                 7.   Sole Dispositive Power          376,241
Reporting               --------------------------------------------------------
Person With:            8.   Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     376,241
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                                Page 6 of 9 pages

Item 1.
(a)      The name of the issuer is Williams Controls, Inc. (the "Issuer").

(b) The principal executive office of the Issuer is located at 14100 SW 72nd Avenue, Portland, OR 97224.

Item 2.
(a) This statement (this "Statement") is being filed by (i) Lane Five Partners LP, a Delaware limited partnership (the "Fund"), (ii) Lane Five Partners GP LLC, a Delaware limited liability company (the "General Partner"), (iii) Lane Five Capital Management LP, a Delaware limited partnership (the "Investment Manager"), (iv) Lane Five Capital Management, LLC, a Maryland limited liability company (the "Investment Manager GP"), and (v) Lisa O'Dell Rapuano. The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The General Partner serves as the general partner of the Fund and the Investment Manager serves as the investment manager of the Fund. The Investment Manager GP serves as the general partner of the Investment Manager. Ms. Rapuano is the controlling member of the General Partner and the Investment Manager GP. The Fund, the General Partner, the Investment Manager, the Investment Manager GP and Ms. Rapuano are collectively referred to herein as the "Filers". The Fund directly owns the shares reported in this Statement. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b) The principal business office of the Filers is 1122 Kenilworth Drive, Suite 313, Towson, MD 21204.

(c) For citizenship information see Item 4 of the cover sheet of each Filer.

(d) This Statement relates to the common stock of the Issuer, par value $.01 per share ("Common Stock").

(e)      The CUSIP Number of the Common Stock is 969465-60-8.

Item 3.  If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).

(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ]   An employee benefit plan or endowment fund in accordance with
         240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, which information is given as of August 10, 2007. The percentage ownership of each Filer is based on 7,483,010 shares of Common Stock issued and outstanding on July 31, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2007.

                                Page 7 of 9 pages

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 8 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    August 20, 2007



/s/ LISA O'DELL RAPUANO
----------------------------------------
Lisa O'Dell Rapuano


Lane Five Partners GP LLC

By: /s/ LISA O'DELL RAPUANO
    ------------------------------------
    Lisa O'Dell Rapuano, Managing Member



Lane Five Capital Management LP
By: Lane Five Partners Capital Management, LLC,
    General Partner

By: /s/ LISA O'DELL RAPUANO
    ------------------------------------
    Lisa O'Dell Rapuano, Managing Member



Lane Five Partners LP

By: Lane Five Partners GP LLC,
    General Partner

By: /s/ LISA O'DELL RAPUANO
    ------------------------------------
    Lisa O'Dell Rapuano, Managing Member



Lane Five Capital Management, LLC

By: /s/ LISA O'DELL RAPUANO
    ------------------------------------
    Lisa O'Dell Rapuano, Managing Member



                                Page 9 of 9 pages

                                  EXHIBIT INDEX


Exhibit No.                         Document
-----------    -----------------------------------------------------------------

    1 Joint Filing Agreement, dated August 20, 2007, among Lisa O'Dell Rapuano, Lane Five Partners GP LLC, Lane Five Capital Management LP, Lane Five Partners LP and Lane Five Capital Management, LLC to file this joint statement on Schedule 13G

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Williams Controls, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.


Dated: August 20, 2007


                                       /s/ LISA O'DELL RAPUANO
                                       -----------------------------------------
                                       Lisa O'Dell Rapuano



                                       Lane Five Partners GP LLC

                                       By: /s/ LISA O'DELL RAPUANO
                                           -------------------------------------
                                           Lisa O'Dell Rapuano, Managing Member



                                       Lane Five Capital Management LP

                                       By: Lane Five Partners Capital
                                           Management, LLC, General Partner

                                       By: /s/ LISA O'DELL RAPUANO
                                           -------------------------------------
                                           Lisa O'Dell Rapuano, Managing Member



                                       Lane Five Partners LP

                                       By: Lane Five Partners GP LLC,
                                           General Partner

                                       By: /s/ LISA O'DELL RAPUANO
                                           -------------------------------------
                                           Lisa O'Dell Rapuano, Managing Member



                                       Lane Five Capital Management, LLC

                                       By: /s/ LISA O'DELL RAPUANO
                                           -------------------------------------
                                           Lisa O'Dell Rapuano, Managing Member